UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA announces compliance with sustainability performance target related to efficient use of water in its sustainability-linked bonds

Mexico City, Mexico – September 5, 2024 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest bottler of the Coca- Cola System in Latin America by sales volume, announces that the Company has achieved the sustainability performance target contemplated in its sustainability-linked bonds, by achieving a water use efficiency ratio of 1.36 liters per liter of beverage produced, and that such compliance has been confirmed by an external and independent verifier.

As a result, Coca-Cola FEMSA confirms that the calculation of the interest rate applicable to the sustainability-linked bonds as of the interest period beginning on September 19, 2024, shall not suffer any modifications.

“At Coca-Cola FEMSA we strive to ensure that every liter of water used in our production processes be used to its fullest. The fulfillment of this goal emphasizes our commitment to protecting water, an essential resource for both our business and the communities in which we operate”, noted Ian Craig, CEO of Coca-Cola FEMSA.

The Company is committed in accelerating the necessary actions to ensure sustainable water security in its operations, watersheds and communities. Its water efficiency strategy emphasizes the goal of reducing the Water Use Ratio (WUR) – that is, the amount of water used per liter of beverage produced. To reach the goal of a Water Use Ratio of 1.36 to 1, the Company has invested US $17.42 million dollars in 2022 and 2023, in programs that are based on a water efficiency management model. This includes initiatives implemented in all its operations, incorporating technological innovation that allows a continuous and effective process improvement.

The Company´s Water Use Ratio for September 2024 represents a 21% improvement from its 2016 baseline, positioning Coca-Cola FEMSA as a leader in water efficiency in the beverage industry.

For more information, see the Company´s sustainability performance in its 2023 Integrated Report: https://coca-colafemsa.com/wp-content/uploads/2024/03/KOF-AR-2023-SPA.pdf

Coca-Cola FEMSA September 5, 2024	Page 1

About Coca-Cola FEMSA

Mexican Stock Exchange, Trading Symbol: KOFUBL

NYSE (ADS), Trading Symbol: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca Cola Company, offering a wide portfolio of 134 brands to more than 270 million consumers every day. The Company markets and sells approximately 4 billion unit cases through more that 2.1 million points of sell annually. Operating 56 manufacturing plants and 252 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, nationwide, and in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information or further questions, please contact the Investor Relations team:

●	Jorge Collazo | jorge.collazo@kof.com.mx
●	Lorena Martin | lorena.martinl@kof.com.mx
●	Bryan Silva | bryan.silva@kof.com.mx

Coca-Cola FEMSA September 5, 2024	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: September 5, 2024